July 7, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention:      H. Roger Schwall

Re:	Concho Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-33615
Dear Mr. Schwall:
     Set forth below are the responses of Concho Resources Inc., a Delaware corporation (the "Company”), to comments received from the staff of the Division of Corporation Finance (the "Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Commission on February 26, 2010, File No. 001-33615 (the “10-K”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in the 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2009
Oil, page 8
1.	We note your disclosure that the majority of your natural gas production is sold under contracts using market-based pricing. Please tell us if you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements, and, if so, how you considered disclosing these commitments pursuant to Item 1207 of Regulation S-K.

Securities and Exchange Commission
July 7, 2010

Response:

We are not committed to provide a fixed and determinable quantity of oil or gas in the future under existing contracts or agreements.
Risk Factors, page 17
Our estimates of proved reserves have been prepared under new SEC rules . . ., Page 18
2.	We note your disclosure which indicates your reserve estimates have not been reviewed by the SEC under the new reserve reporting rules. Please modify or remove this disclosure, as it appears to attempt to attribute your responsibility for compliance with the reserve reporting rules to the SEC. We note similar disclosure on page F-48 of your document.
Response:
We acknowledge the Staff’s comment and confirm that we did not intend to attribute responsibility for compliance with the reserve reporting rules to the SEC. Respectfully, we disagree with the Staff’s characterization of disclosure of the fact that our reserves have not been subject to review by the Staff as implying that such compliance is not the responsibility of the Company. Nevertheless, in our June 30, 2010 Quarterly Report on Form 10-Q we propose to include a revised risk factor as follows, which is the same risk factor as included in our 2009 Annual Report on Form 10-K, except we deleted the first sentence of the third paragraph that read “The SEC has not reviewed our or any reporting company’s reserve estimates under the new rules and has released only limited interpretive guidance regarding reporting of reserve estimates under the new rules and may not issue further interpretive guidance on the new rules.”:
Our estimates of proved reserves have been prepared under new SEC rules which went into effect for fiscal years ending on or after December 31, 2009, which may make comparisons to prior periods difficult and could limit our ability to book additional proved undeveloped reserves in the future.
This report presents estimates of our proved reserves as of December 31, 2009, which have been prepared and presented under new SEC rules. These new rules are effective for fiscal years ending on or after December 31, 2009, and require SEC reporting companies to prepare their reserves estimates using revised reserve definitions and revised pricing based on a 12-month unweighted average of the first-day-of-the-month pricing. The previous rules required that reserve estimates be calculated using last-day-of-the-year pricing. The pricing that was used for estimates of our reserves as of December 31, 2009 was based on an unweighted average twelve month West Texas Intermediate posted price of $57.65 per Bbl for oil and a Henry Hub spot natural gas price of $3.87 per MMBtu for natural gas. As a result of this change in pricing methodology, direct comparisons of our previously-reported reserves amounts may be more difficult.
Another impact of the new SEC rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. This new rule has limited and may continue to limit our potential to book additional proved undeveloped reserves as we pursue our drilling program, particularly as we develop our significant acreage in West Texas and Southeast New Mexico. Moreover, we may be required to write down our proved undeveloped reserves if we do not drill on those reserves within the required five-year timeframe.

Securities and Exchange Commission
July 7, 2010

Accordingly, while the estimates of our proved reserves and related PV-10 and Standardized Measure at December 31, 2009 included in our Annual Report on Form 10-K for the year ended December 31, 2009 were prepared based on what we and our independent reserve engineers believe to be reasonable interpretations of the new SEC rules, those estimates could differ materially from any estimates we might prepare applying future interpretive guidance from the SEC.
Rollforward to Total Proved Reserves, page F-49
3.	We note your disclosure on page 2 which implies that 75% of the 19.9 MMBoe estimated total proved reserves associated with the Wolfberry acquisitions were undeveloped. We also note your disclosure on page F-49 which specifies that your 107,796 MBoe total proved undeveloped reserves include additions of 13.6 MMBoe resulting from the adoption of the new SEC rules. Lastly we note your disclosure on page 36 that 10,763 MBoe of undeveloped reserves were developed during the year ended December 31, 2009. Please tell us how you fully complied with the disclosure requirements of Item 1203(b) of Regulation S-K. In doing so, please tell us how you considered separately quantifying and discussing the amounts of proved undeveloped reserve additions related to discoveries and extensions, and purchases of minerals in place.
Response:
We respectfully submit that our current disclosure complies with the requirements of Item 1203(b) of Regulation S-K in that we have disclosed reasons for material changes in our proved undeveloped reserves and conversion of our proved undeveloped reserves to proved developed reserves. Specifically, we have disclosed the specific positive impact of the new rules and that a majority of the further discoveries and extensions relate to our infill drilling program. We also noted on page 2 that 75% of the 19.9 MMBoe of estimated proved reserves associated with the Wolfberry acquisitions were undeveloped, which is substantially all of the change associated with acquisitions related to proved undeveloped reserves. We acknowledge the Staff’s suggestion of further additional specific analysis and quantification relating to discoveries and extensions and purchases of minerals in place (i.e., acquisitions) which are not expressly called for in Item 1203. In future filings, we will undertake to disclose more robustly and succinctly the changes in proved undeveloped reserves and the reasons for such changes. If we would have provided more robust disclosure in our 2009 Annual Report on Form 10-K it would have read as follows:

Securities and Exchange Commission
July 7, 2010

Proved Undeveloped Reserves
The following table summarizes the changes in our total proved undeveloped reserves during 2009 (in MBoe):

Proved undeveloped reserves at December 31, 2008	60,760
Discoveries & extensions (a)	50,287
Acquisitions	15,060
Revisions due to prices	985
Revisions other than price	(8,533)
Conversion to proved developed reserves	(10,763)

Proved undeveloped reserves at December 31, 2009	107,796

(a)	Includes additions of approximately (i) 13,600 MBoe resulting from the adoption of the new SEC rules related to disclosures of oil and natural gas reserves that are effective for fiscal years ending on or after December 31, 2009 and (ii) 25,292 MBoe of additions related to the Company’s infill drilling activities.
During 2009, our proved undeveloped reserves increased approximately 47.0 MMBoe (77%). We acquired approximately 15.1 MMBoe of proved undeveloped reserves, which were primarily associated with our December 2009 Wolfberry Acquisitions. As part of our 2009 drilling program we converted approximately 10.8 MMBoe of proved undeveloped reserves to proved developed reserves. Our proved undeveloped extension and discoveries reserve additions of approximately 50.3 MMBoe were primarily a result of (i) approximately 13.6 MMBoe of additions resulting from the adoption of the new SEC rules, (ii) the significant extension drilling in the Yeso of Southeast New Mexico and the Wolfberry of West Texas and (iii) to a lesser extent the exploratory drilling in certain of our emerging plays.
Exhibit 23.3
4.	Please provide a disclosure, if true, that Netherland, Sewell & Associates, Inc. has used all methods and procedures as it considered necessary under the circumstances to prepare their engineer report as required by Item 1202(a)(8)(viii) of Regulation S-K.
Response:
Netherland, Sewell & Associates has advised us in writing that they used all methods and procedures as they considered necessary under the circumstances to prepare their report. Netherland, Sewell & Associates has further advised us that they believe this issue is addressed by the following sentence contained in their report:

Securities and Exchange Commission
July 7, 2010

“We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines.”
Exhibit 23.5
5.	Please provide a disclosure, if true, that Cawley, Gillespie & Associates, Inc. has used all methods and procedures as it considered necessary under the circumstances to prepare their engineer report as required by Item 1202(a)(8)(viii) of Regulation S-K.
Response:
Cawley, Gillespie & Associates, Inc. has advised us in writing that they used all methods and procedures as they considered necessary under the circumstances to prepare their report. Cawley, Gillespie & Associates, Inc. has further advised us that they believe this issue is addressed by the following sentences contained in their report:
“The proved reserve classifications conform to criteria of the Securities and Exchange Commission. A combination of methods, including production performance analysis, analogy and volumetric analysis, were employed in estimating the reserves.”
6.	The closing paragraph states in part that the report “was prepared for the exclusive use of Concho Resources. Third parties should not rely on it without written consent of the above and Cawley, Gillespie & Associates, Inc.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.
Response:
We respectfully submit that Item 1202(a)(8) does not expressly prohibit such statements in a filed reserve report. We will, however, obtain and file with our next Quarterly Report on Form 10-Q a revised version of the Cawley, Gillespie & Associates, Inc. letter with the limiting language omitted, and the related consent.

Securities and Exchange Commission
July 7, 2010

Closing Comments
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me at (432) 683-7443 or W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Sincerely, Concho Resources Inc.
By:	/s/ Darin G. Holderness
Darin G. Holderness
Vice President, Chief Financial Officer and Treasurer

cc:	W. Matthew Strock, Vinson & Elkins L.L.P. T. Mark Kelly, Vinson & Elkins L.L.P.